October 6, 2016

Via EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director, AD Office 11 - Telecommunications

Re:	Care.com, Inc.
Form 10-K for Fiscal Year Ended December 26, 2015
Filed March 1, 2016
File No. 001-36269

Dear Mr. Spirgel:
On behalf of Care.com, Inc., a Delaware corporation (the “Company”, “we,” “our” and “us”), we hereby set forth the following information in response to the comment contained in the letter dated September 23, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The comment of the Staff contained in its letter is repeated below and is followed by a summary of the Company’s response.
Management’s Discussion and Analysis of Financial Condition and Results of Operations,

1.
Please revise to clarify the definition and significance of the categories of “total members,” “average revenue per member (ARPM)” and of “non-paying families” and “non-paying caregivers” as found on page 36. For example, it appears from the discussion at the top of page 4 that non-paying members are able to preview caregiver profiles, but must pay for a subscription in order to contact caregivers or access background checks. If that is the case, please explain the significance of the category of non-paying members to your business. We note that, according to the figures in the table provided under “Key Business Metrics” on page 36, approximately 1.5% of total members are “paying members,” while “monthly average revenue per member” is $39. If the company does not obtain any revenue from roughly 98.5% of members, please clarify the significance of the ARPM.

Securities and Exchange Commission
October 6, 2016

Response: The Company acknowledges the Staff’s comment and respectfully responds as follows:
“Total members” is the sum of paying families, non-paying families, and caregivers worldwide who are registered with the Company.  Paying families refers to the subset of US families who, as of the end of a given time period, are paying a recurring subscription fee to access certain Company services.  Please note that “paying families” is equivalent to the “Paying Member” definition found on page 36. Families who are not paying a recurring subscription fee at the end of the applicable period are considered “non-paying families”, even if they have previously paid a recurring subscription fee or a fee for other services that we charge for – such as convenience payments and background check offerings.  Similarly, caregivers who are not paying a recurring subscription fee at the end of the applicable period are considered “non-paying caregivers”, even if they have previously paid a recurring subscription fee or other fee for services we charge for. “Average revenue per member” (ARPM) equals the total US consumer business revenue, including revenue from subscription fees and other services, divided by the average number of paying families (i.e., US families who are currently paying a recurring subscription fee) for the time period in question.

We believe the Company’s total members metric is significant to our business because it represents the universe of families and caregivers who are more likely than the general population to drive revenue. This is the case because they are more familiar with our brand and the services we offer and are interested enough in them to have registered. The Staff correctly points out that approximately 1.5% of “total members” were “paying members” for the period in question. For context, note that “total members” is a cumulative measure, while “paying members” is a point-in-time measure. The needs of a given family evolve over time – across the various phases of childcare, senior care, pet care, housekeeping, etc. – and therefore families can, and often do, upgrade (to a paying membership) and downgrade repeatedly. This is why the cumulative count is meaningful as a measure of individuals who could potentially drive revenue – while the point-in-time measure is appropriate as a measure of individuals who actually drive revenue in a given period.

We also believe ARPM is significant to our business because it represents how successful we are at monetizing the subset of members who we have converted into paying customers. Note that the numerator of this metric includes revenue that comes from caregivers in addition to revenue that comes from families – while the denominator includes only paying families. We believe this is the most meaningful presentation because the Company does not consider the caregiver component of its business to be separate and distinct; rather, the Company believes that revenue generated from caregivers is a byproduct of the families that have registered on its site.

Since we only provide metrics for “Total Caregivers” and do not consider the distinction between paying and non-paying caregivers to be significant, the Company intends to no longer include that distinction in our “Total Caregivers” definition.

To address the Staff’s request to clarify certain definitions and their significance, we intend to make the following changes in future filings with the Commission:

Securities and Exchange Commission
October 6, 2016

Total Members. We define total members as the sum of ~~number of~~ paying families, non-paying families~~and non-paying families, including those who ave registered through employer programs~~, and caregivers worldwide who have registered through our websites and mobile apps since the launch of our marketplace in 2007. Total families also includes ~~, as well as~~ subscribers of our Care.com HomePay service. We believe this metric is significant to our business because it represents the universe of families and caregivers who are more likely than the general population to drive revenue because our members are more familiar with our brand and the services we offer and are interested enough in them to have registered. Our total members increased 33% and 42% during the fiscal years ended December 26, 2015 and December 27, 2014, respectively, compared to the corresponding period in the prior fiscal year.

Total Families. We define total families as the number of paying families and non-paying families who have registered through our websites and mobile apps~~, including those who have registered through employer programs,~~ since the launch of our marketplace in 2007. Total families also includes~~, as well as~~ subscribers of our Care.com HomePay service. Our total families increased 35%and 44% during the fiscal years ended December 26, 2015 and December 27, 2014, respectively, compared to the corresponding period in the prior fiscal year.

Total Caregivers. We define total caregivers as the number of ~~paying and non-paying~~ caregivers who have registered through our websites and mobile apps since the launch of our marketplace in 2007. Our total caregivers increased 31% and 38% during the fiscal years ended December 26, 2015 and December 27, 2014, respectively, compared to the corresponding period in the prior fiscal year.

Paying ~~Members~~Families - U.S. Consumer Business. We define paying ~~members~~families - U.S. Consumer Business as the number of families located in the United States who have registered through our U.S.-based websites and mobile apps and who are paying subscribers of our U.S.-based matching services or our Care.com HomePay services as of the end of the fiscal period. The number of paying ~~members~~families in our U.S. Consumer Business increased 20% and 28% as fiscal year ends December 26, 2015 and December 27, 2014, respectively, compared to the corresponding period in the prior fiscal year.

Monthly Average Revenue per ~~Member~~Paying Family - U.S. Consumer Business. We define monthly average revenue per ~~member~~paying family, or ARP~~M~~PF, for our U.S. Consumer Business as total U.S. Consumer Business revenue, including revenue from subscriptions and products, divided by the average number of paying ~~subscribers~~families of our U.S.-based matching services and Care.com HomePay services in a given fiscal period, expressed on a monthly basis. We believe ARPPF is significant to our business because it represents how successful we have been at monetizing the subset of members who we have converted into paying families. The numerator of this metric includes revenue that comes from caregivers in addition to revenue that comes from families – while the denominator includes only paying families. We believe this is the most meaningful presentation because the Company does not consider the caregiver component of its business to be separate and distinct; rather, the Company believes revenue generated from caregivers is a byproduct of the families that have registered on

Securities and Exchange Commission
October 6, 2016

its site. Our U.S. Consumer Business ARP~~M~~PF increased 1% and 3% during the fiscal years ended December 26, 2015 and December 27, 2014, respectively, compared to the corresponding period in the prior fiscal year.

* * *
In connection with the Company’s response to the Staff comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned or our counsel at Latham & Watkins LLP.

Very truly yours,

/s/ Diane Musi

Diane Musi
General Counsel

cc:     Sheila Marcelo, Care.com
Michael Echenberg, Care.com
Susan Mazur, Latham & Watkins LLP

Care.com | 77 Fourth Avenue | 5th Floor | Waltham, MA | 02451 | ph: 781.642.5900 | f: 781.899.1294